NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA REPORTS EXCELLENT METALLURGICAL
RESULTS FOR COPPERSTONE

August 3, 2005 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is pleased to announce excellent metallurgical testwork results from representative drill core composites taken from both the D and Highwall mineralized zones at the Company’s 100% owned Copperstone high grade gold project in Arizona. McClelland Laboratories of Sparks, Nevada preformed the comprehensive testwork which was overseen by the Company’s metallurgical consultant, H.C. Osborne, an industry respected metallurgist with extensive gold extractive expertise.

Gold recoveries averaged 96% for whole ore cyanidation for both the D and Highwall zones. In an effort to minimize future capital and operating costs additional tests have been conducted with excellent results. A process combining gravity and flotation produced a cumulative gold recovery averaging 92.5% in a concentrate that is only 2-3% of the original feed volume. The gravity/flotation concentrate was then subjected to cyanidation resulting in 98% gold extraction and cyanide consumption equal to 1 pound per ton of mineralized material processed. A benefit of this type of circuit is the greatly reduced size of the cyanide circuit, producing capital and operating cost savings and environmental benefits. Based on these positive results, further refinement of the gravity/flotation flowsheet is being pursued.

The following table provides a summary of the metallurgical testwork results:

Whole Ore Cyanidation (72 hour retention)
Source	Composite Gold Grade(g/t)	Grind (mesh)	Gold Recovery
D Zone	17.41	150	97.8%
HW Zone	11.27	150	95.6%

Gravity/Flotation (150 mesh)
Source	Composite Gold Grade (g/t)	Gravity Gold Recovery	Gravity Concentrate (% by weight)	Flotation Gold Recovery	Flotation Concentrate (% by weight)	Combined Gold Recovery
D Zone	17.41	2.6%	0.16	88.6%	2.43	91%
HW Zone	11.27	6.0%	0.11	88.2%	3.08	94%

Joe Kircher, Vice President and Chief Operating Officer commented, “These metallurgical results are excellent and combined with the high grade nature of the deposit support our view that Copperstone has the potential to become a successful and highly profitable gold mine.”

Metallurgical results will be utilized to optimize the process flowsheet and mill design as part of the ongoing Pre-Feasibility Study being conducted by AMEC E & C Services Inc.(“AMEC”). AMEC is a leading international full service engineering firm recognized by both the mining industry and financial community.

This press release has been reviewed by Gregory French, a Qualified Person as defined in Canadian National Instrument 43-101.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade precious metals properties located in the United States and Canada. Bonanza is advancing both its Prefeasibility stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 75.6 million shares outstanding and is well financed. More information is available online at www.americanbonanza.com

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free 877-366-4464